BY EDGAR

August 16, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C.  20549

RE:	SeaCube Container Leasing Ltd.
Form 10-K for the Year Ended December 31, 2011
Filed March 2, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 8, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
File No. 1-34931

Dear Mr. Decker:

SeaCube Container Leasing Ltd., a Bermuda company, hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated August 3, 2012 (the “Comment Letter”) in relation to the above-referenced Form 10-K, Form 10-Q and Definitive Proxy.  References to “we,” “our” or the “Company” in this response are to SeaCube Container Leasing Ltd.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K, Form 10-Q and Definitive Proxy, as the case may be.

Securities and Exchange Commission
Rufus Decker
August 16, 2012

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Note 7.  Income Taxes, page F-23

1.
We note your response to comment 10 in our letter dated July 10, 2012.  Your response and proposed disclosure indicate that you do not have any significant earnings which are subject to low tax rates in any country.  Please disclose the earnings (loss) from continuing operations for each country with significant earnings which are not subject to any income tax.  We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Response:  The Company respectfully advises the Staff that given the nature of its operations and activities, including where its containers are used and where the lessees of its containers (or others in possession of its containers) are located, the vast majority of its earnings from continuing operations is not attributable to any specific tax jurisdiction and is thus not taxable.  For 2011, the Company reported a tax loss of approximately $0.5 million for the portion of its earnings that was attributable to the U.S. and thus did not owe any taxes with respect to such amount.  With respect to foreign jurisdictions other than the U.S. in which the Company had a taxable presence, the Company reported approximately $0.2 million in earnings in 2011.  The remainder of the Company’s earnings was not attributable to any specific tax jurisdiction.  To clarify this for investors and consistent with Item 303(a)(3)(i) of Regulation S-K, the Company plans to add the following language to its future tax disclosure:

The Company is not subject to taxation in its country of incorporation~~.  In addition,~~ and although the Company is subject to taxation in certain other jurisdictions, including in the U.S. and other foreign countries, none of those taxable amounts are material.  Further, given the nature of the Company's operations and activities, including where its containers are used and where the lessees of its containers (or others in possession of its containers) are located, the remainder of its earnings is not attributable to any specific tax jurisdiction and is thus not taxable.

General

2.	Please address the above comments in your interim filings as well, as applicable.

Response:  We acknowledge the Staff’s comment and note that, where appropriate, we will add responsive conforming disclosure to our quarterly reports on Form 10-Q.

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Securities and Exchange Commission
Rufus Decker
August 16, 2012

Please contact the undersigned at (201) 949-2022 should you require further information or have any questions.

Very truly yours,

/s/ Stephen P. Bishop
Stephen P. Bishop
Chief Financial Officer
SeaCube Container Leasing Ltd.